SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                         ----------------------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)

                           Tesma International Inc.
                               (Name of Issuer)

                       Class A Subordinate Voting Shares
                        (Title of Class of Securities)

                                  881908107
                                (CUSIP Number)

                               J. Brian Colburn
           Executive Vice President, Special Projects and Secretary
                           Magna International Inc.
                                337 Magna Drive
                            Aurora, Ontario L4G 7K1
                                (905) 726-2462
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
     Scott M. Freeman                              Kenneth G. Alberstadt
Sidley Austin Brown & Wood LLP              Law Office of Kenneth G. Alberstadt
     787 Seventh Avenue                           111 Broadway, 18th Floor
  New York, New York 10019                           New York, NY 10006
     (212) 839-5300                                    (212) 404-7556

                               October 22, 2004
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 9 Pages)


--------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
CUSIP No. 881908107              SCHEDULE 13D               Page 2 of 9 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STRONACH TRUST
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO, CANADA
------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER                   14,253,448
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER             NOT APPLICABLE
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER              14,253,448
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER        NOT APPLICABLE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,253,448
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 881908107              SCHEDULE 13D               Page 3 of 9 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      445327 ONTARIO LIMITED
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO, CANADA
------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER                   14,253,448
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER             NOT APPLICABLE
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER              14,253,448
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER        NOT APPLICABLE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,253,448
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 881908107              SCHEDULE 13D               Page 4 of 9 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MAGNA INTERNATIONAL INC
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO, CANADA
------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER                   14,253,448
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER             NOT APPLICABLE
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER              14,253,448
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER        NOT APPLICABLE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,253,448
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 881908107              SCHEDULE 13D               Page 5 of 9 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      1128969 ONTARIO INC
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO, CANADA
------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER                    4,484,447
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER             NOT APPLICABLE
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER               4,484,447
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER        NOT APPLICABLE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,484,447
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 881908107              SCHEDULE 13D               Page 6 of 9 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FRANK STRONACH
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      AUSTRIA
------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER                   14,503,448
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER             NOT APPLICABLE
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER              14,503,448
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER        NOT APPLICABLE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,503,448
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 881908107              SCHEDULE 13D               Page 7 of 9 Pages
------------------------------------------------------------------------------




Item 1.     Security and Issuer.

            This Amendment No. 1 to Schedule 13D amends (i) the Statement on
Schedule 13D relating to the Class A Subordinate Voting Shares (the "Class A Shares") of Tesma International Inc. (the "Issuer") originally filed on February 14, 2002, by the Stronach Trust ("Stronach Trust"), a trust formed under the laws of Ontario, Canada, 445327 Ontario Limited ("445327"), an Ontario, Canada corporation, Magna International Inc. ("Magna"), an Ontario, Canada corporation, and 1265058 Ontario Inc. ("1265058"), an Ontario, Canada corporation, and (ii) the Statement on Schedule 13D relating to the Class A Shares originally filed on September 9, 2003 by Frank Stronach. This Amendment No. 1 is filed by Stronach Trust, 445327, Magna, 1265058 and Frank Stronach.

Item 2.     Identity and Background

            Mr. Stronach's principal business address is Badener Strasse 12, Oberwaltersdorf, Austria 2522. Mr. Stronach is a partner of Stronach & Co ("S&Co"), an entity that provides consulting services to certain subsidiaries of Magna. In addition, Mr. Stronach is the Chairman of the Board of Magna, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Magna Entertainment Corp. ("MEC").

            During the last five years, Mr. Stronach has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Stronach is a citizen of Austria.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 of the Original 13D is amended to disclose that the Class A Subordinate Voting Shares of Magna ("Magna Class A Shares") and cash to be paid as purchase consideration for the Class A Shares acquired by Magna in the proposed transaction will be provided by Magna (with respect to such cash, from internal funds).

Item 4.     Purpose of Transaction.

            On October 25, 2004, Magna issued a press release (the "Press Release") disclosing that it intends to acquire all the outstanding Class A Subordinate Voting Shares of the Issuer that it does not already own. The foregoing description is qualified in its entirety by reference to the Press Release, which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

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CUSIP No. 881908107              SCHEDULE 13D               Page 8 of 9 Pages
------------------------------------------------------------------------------

                  Mr. Stronach is a principal in Stronach & Co. ("S&Co."), a consulting firm providing services to certain subsidiaries of Magna, and may be deemed to be the beneficial owner of 250,000 Class A Shares issuable upon exercise of a currently outstanding option (the "S&Co Option") held by S&Co. that was issued to S&Co. on October 25, 1999 in consideration for consulting services to be rendered to the Issuer pursuant to a consulting agreement with S&Co. The S&Co Option will vest and become exercisable with respect to an additional 50,000 Class A Shares on October 25, 2005 provided that the consulting agreement currently in effect between S&Co. and the Issuer is not terminated prior to such date. If the proposed acquisition by Magna is consummated as planned, the S & Co Option will cease to be exercisable for Class A Shares. The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by S&Co. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes.

                  Mr. Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of the reporting person's family. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include the reporting person.

                  The Stronach Trust owns all the outstanding shares of 445327 Ontario Limited ("445327"), of which the reporting person is the sole director. 445327 holds 726,829 Class B Shares of Magna, such shares representing approximately 56.4% of the total votes carried by the outstanding voting stock of Magna. The reporting person may be deemed to be the beneficial owner of 14,253,448 Class A Shares beneficially owned by Magna, 1128969 and 1620364 Ontario Inc., a wholly owned subsidiary of Magna ("1620364") (including 14,233,900 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held in the aggregate by Magna and 1128969). The filing of this statement shall not be construed as an admission that Mr. Stronach beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna, 1128969 or 1620364. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes.

                  Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, Mr. Stronach is the beneficial owner of 14,503,448 Class A Shares, representing 44.5% of the Class A Shares (determined in accordance with Rule 13d-3).

            (b) The reporting person may be deemed to have sole voting and dispositive power with respect to the 14,503,448 Class A Shares that are the subject of this Amendment.

            (c) During the sixty days preceding the filing of this Amendment, the reporting person did not acquire any securities of the Company.

            (d)-(e) Not applicable.


Item 7.     Material to be Filed as Exhibits.

            Exhibit 99.1 Press Release dated October 25, 2004, issued by Magna

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CUSIP No. 881908107              SCHEDULE 13D               Page 9 of 9 Pages
------------------------------------------------------------------------------

                                   SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2004


                                     THE STRONACH TRUST


                                     By:  /s/ Frank Stronach
                                        ---------------------------------
                                        Name:   Frank Stronach
                                        Title:  Trustee

                                     445327 ONTARIO LIMITED


                                     By:  /s/ Frank Stronach
                                        ---------------------------------
                                        Name:   Frank Stronach
                                        Title:  President

                                     MAGNA INTERNATIONAL INC.


                                     By:  /s/ Frank Stronach
                                        ---------------------------------
                                        Name:   Frank Stronach
                                        Title:  Chairman

                                     1128969 ONTARIO INC.


                                     By:  /s/ J. Brian Colburn
                                        ---------------------------------
                                        Name:  J. Brian Colburn
                                        Title:  Executive Vice-President
                                                and Secretary


                                     /s/ Frank Stronach
                                     ---------------------------
                                         Frank Stronach